Exhibit 99.1

 Integrated Developer Owner and Operator of Renewable Energy Projects  Investors Presentation – June 2019

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2018, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. The projections included in the presentation are based on the current government tariff and/or commercial agreements relating to each project and on the current licenses and permits of each project. In addition, the details concerning projects that are under development or early stage development that are included in the presentation are based on the current internal assessments of the company’s management and there is no certainty or assurance as to the ability of the company to advance or complete these projects as the advancement of such projects requires, among other things, approvals, permits and financing. The use of certain words, including the words “estimate,” “project,” “intend,” “expect”, ”plan”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in regulation and tariffs, changes in the climate and delays in the construction and commencement of operations of the Talasol project. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimers

   Investor Highlights  Financial and technological expertise  Active in various markets and locations                          From development to operation  Trusted by financial institutes and banks                                                                                Renewable energy as a long term, adaptable business  Ongoing growth with conservative leverage ratios            Public company traded in TASE & NYSE for ~ NIS 345M

   Our Vision    To be ahead of the curve in the green energy generation and storage technologies.   To be a profitable and sustainable business based on enhanced financing strategies and advanced technological expertise.  To provide comprehensive solutions, from development to operation, enabling a stable supply of renewable energy from varied sources.   To protect the environment and benefit society by providing clean and cheap energy from renewable sources.

   Growing our renewable energy and power generation activities – from development to operation – in Europe and Israel.  Continuous growth    Creating continuous cash flow from various assets in diverse renewable energy and energy storage applications.  Constant cash flow    Maintainingrelatively lowleverage ratios andmonetary strength.  Monetary Policy  Energy Revolution as a Long-Term, Profitable BusinessOur Objectives

 Business Development Roadmap  Acquired51% of Biogas projects in Netherlands  Manara Cliff - Conditional license for pumped storage  Talasol, Spain - Signed a PPA for 80% of the expected output  Sold 49% of Talasol’s equity  2016  2017  2018  2019  Acquired Talmei Yosef PV Plant  Commercial operation of first Biogas Project in the Netherlands  Financing agreements with Deutsche Bank and EIB  Financial closing and the start of construction work in Talasol

 Financial Forecast (in million of Euro)  The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12. Not including profit from the Sale of 49% holdings of the Talasol Project and of potential sale of holdings of the Manara PSP and interest expenses on subordinated debt.The forecast assumes the commencement of operations of the Talasol PV plant in H2 / 2020. The expected revenues, EBITDA and FFO include minority holdings.The company’s share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method.  See appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures  Revenues   18.1  23.0  32.0  46.0  46.0  Net Income   0.6  2.4  8.3  11.0  13.3  EBITDA (1)  13.7  14.7  24.2  34.7  35.1  FFO (1)  8.4  8.2  17.5  23.5  25.8

 Development Projects – Growth                  Early stage Development500 MWp  Under Development184 MWp  Under Construction300 MWp  Connected to the grid 138.5 MWp  Spain - Talasol, PV 300 MWP  Israel - Manara Cliff, Pumped Storage  Italy and Spain - PV aggregated 500 MWP  Spain - Ellomay Solar 28MW PV (1)  PV – Italy, Spain & Israel;Biogas – Netherlands ; Dorad Power Station  (1) Ellomay Solar – received grid connection permit and land lease agreement

           DiverseGreen Energy Infrastructure                                        Development, Construction, Operation  Solar Energy | PV  Waste to Energy | Bio Gas  Clean Energy | Natural Gas  Energy Storage | Pumped Storage    9

 Projects Summary (EUR Millions)  Projects  % Ownership  License  MWp/ MWp/h  Expected distribution in 2019  Expected Annual revenues in 2019  Expected Annual EBITDA in 2019  Expected Annual FFO in 2019  Expected Debt as of December 31, 2019  Expected interest payment in 2019  Expected Cash flow -2019  Connected to the grid and operating                      Italy – 12 PV  100%  2031  22.6 MWp     9.4  7.9  6.3  31.2  0.64  3.04  Spain – 4 PV  100%  2041  7.9 MWp     3  2.2  1.6  17.1  0.54  0.61  Israel – Talmei Yosef (1)   100%  2033  9 MWp     3.9  3.4  2.5  18.0  0.88  0.98  The Netherlands  100%  2031  9 MWp base load equal to 850 m3/h gas production     6.9  3.1  3.0  8.9  0.28  2.04  Israel – Dorad (based on 2018 reports)  9.38%  2034  850MWp (of which the company’s share is ~ 80 MWp)   2.9  57.5  12.8  -  -  -  2.9  Total Installed       MW 138.5                 (1) the PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC

 Projects Summary (EUR Millions)  Projects  % Ownership  License  MWp/ MWp/h  Expected Annual Income following commercial operation    Expected Annual EBITDA following commercial operation  Expected Annual FFO following commercial operation  Debt   Expected interest payment  Expected Cash Flow following commercial operation  Under construction                    Spain – Talasol*  51%  Expected production start: Q4 / 2020  300 MWp  23-25  17-18  12-13  Long term loans obtained in an aggregate amount of approximately EUR 131 million  4  4-5  Under Development                    Israel – Manara Cliff  75%  Expected production start: 2024  156 MWp                    Spain - Ellomay Solar  100%  Expected production start: 2021  28 MWp                    Early stage development - Italy and Spain  100%     500 MWp                    Total in Development      684 MWp              *for 100% holding, the company’s share is 51%

 Spain - Talasol  Business strategy and timeline:  Acquired:2017  Expected Capacity:300 MWp  Plant type:1 PV plant  Starting power production:Expected H2/2020  Location:Talaván, Cáceres, Spain  ExpectedCost:EUR 227M  Expected Annual Revenue:EUR 23-25M              June 2018:METKA –procurement and engineering agreement  June 2018:PPA agreement, 80% for 10 years  July 2018:Interest hedgingGOLDMAN SACKS  December 2018:Financing from DEUTSCHE BANK and EIB– EUR 131 Million  April 2019:Sold 49% of Talasol Equity for EUR 16.1 M      April 2019: Construction start by the EPC

 Israel - Manara Cliff  Expected Capacity:156 MWp  Starting power production:Expected 2024  Location:Manara Cliff - Israel  ExpectedCost:EUR 350M      Acquired:Ellomay Capital Ltd. –75% Sheva Mizrakot Ltd. –25%  Plant type:1 pumped storage plant        August 2016:Conditional license granted for construction  November 2018:Execution of “letter of appointment” with ELECTRA (EPC contractor)  Expected financial closing until end of 2019   Business strategy and timeline:

   Key Balance Sheet Figures     December 31, 2017  % Of BS  December 31, 2018  % Of BS  Cash and cash equivalent, marketable securities  26,124  13%  32,014  18%  Financial Debt*  106,515  54%  117,435  56%  Financial Debt, net*  80,391  41%  78,421  37%  Property, plant and equipment net (mainly in connection with PV Operations)  78,837  40%  87,220  41%  Investment in Dorad   30,821  16%  31,987  15%  CAP*  184,015  93%  194,392  92%  Total equity  77,500  39%  76,957  36%  Total assets  198,088  100%  211,160  100%  * See Appendix B for calculations  (€ thousands)

   Key Financial Ratios     December 31,2017  December 31,2018  Financial Debt to CAP *  58%  60%  Financial Debt, net to CAP *  44%  40%  * See Appendix B for calculations  Strong Balance Sheet, Sufficient Liquidity

       Summary   Renewable energy industry enjoys favorable business prognosis and supportive regulation  Competitive pricing,no need for governmental subsidizing  High segmental and geographic diversity. Revenue not dependent on a specific project  Long termagreements reducedemand market risk  Value based financing policy with relatively low leverage, high capital and investment ratios  Continuous growth. Sustainable, proven business experience                                                                                            16

   Renewable energy is an ongoing, worldwide sustainable economy trend, with an ever growing production and consumption of green energy.  Renewable Energy Market and Business Environment  http://www.brinknews.com/eu-2020-renewable-energy-goals-on-track/ http://appsso.eurostat.ec.europa.eu/nui/show.do?dataset=nrg_ind_ren&lang=enhttps://www.irena.org/-/media/Files/IRENA/Agency/Publication/2018/Jul/IRENA_Renewable_energy_highlights_July_2018.pdf?la=en&hash=F0E22210DEB43512673D6A573C1879F10CFC41D0https://trilemma.worldenergy.org/   [1]      17  01  Renewable energy EU goal for 2020: 20% of energy mix[1]  03  EU produces 20.23% of the world’s renewable energy[3]  02  Currently 17% in 28 member states[2]  04  The EU holds nine of the top 10 spots in the terms of energy security in the global rankings[4]

   Israel - Renewable Energy Production Goals   https://www.gov.il/he/Departments/General/renewable_energyhttps://www.evm.co.il/israel/אנרגיות-מתחדשות-הפוטנציאל-הלא-ממומש-ש/     2.26%Actually produced

 The Photo-Voltaic effect enables conversion of light into electricity using semiconductors.IEA:PV expected todoubleuntil 2023   The Photo-Voltaic Market Overview  https://www.iea.org/renewables2018/    ©OECD/IEA  Bioenergy    Solar Thermal    Hydropower    Geothermal    Wind    Marine    Solar PV    Renewable energy consumption by technology, 2017-2023

 Waste-to-Energy Market Overview   Biogas is a renewable energy source, produced by fermentation of organic matter.  Expected CAGR 2018-2024 is 6%*      Number of biogas plants per 1 Mio capita in European countries in 2017  * https://www.statista.com/statistics/480452/market-value-of-waste-to-energy-globally-projection/  http://european-biogas.eu/2019/02/01/eba-annual-report-2019/                                                                                  136.1  53  5.8  25.9  19.9  11.1  4.2  8.0  8.2  12

   The Pumped Hydro Storage method stores energy in the form of gravitational potential energy of water, pumped from a lower elevation reservoir to a higher elevation.365/24/7Energy storage enables power delivery all day and all year round.  Pumped Hydro Storage Market Overview  https://www.gminsights.com/industry-analysis/pumped-hydro-storage-market          21    2017:worth over USD 300 Billion  2024:Cumulative installation is set to exceed 200 GW

 THANK YOUFor further Info:Ran Fridrich, CEO: ranf@ellomay.comKalia Weintraub, CFO: kaliaw@ellomay.com  www.ellomay.com

 Appendix A - EBITDA and FFO  EBITDA and FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company presents these measures in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA or FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. Our actual EBITDA and FFO may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.  Use of NON-IFRS Financial Measures  Reconciliation of Net income to EBITDA & FFO (in € millions)     2018  2019 (E) (1) (2)  2020 (E) (1) (2)  2021 (E) (1) (2)  2022 (E) (1) (2)  Net income for the period   0.6  2.4  8.3  11.0  13.3  Adjustment to revenues due to Talmei Yosf PV plant that is presented under the fixed asset model   3.0              Adjustment to the company’s share in Dorad that is presented based on distributions of profits and not on the basis of equity gain using the equity method  2.0              Financing expenses, net   2.1  5.4  5.3  9.2  8.3  Taxes on income  0.2  1.1  1.4  2.0  0.9  Depreciation  5.8  5.8  9.2  12.5  12.5  EBITDA   13.7  14.7  24.2  34.7  35.1  Financing expenses  -5.1  -5.4  -5.3  -9.2  -8.3  Taxes on income  -0.2  -1.1  -1.4  -2.0  -0.9  FFO  8.4  8.2  17.5  23.5  25.8  The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12. Not including profit from the Sale of 49% holdings of the Talasol Project and of potential sale of holdings of the Manara PSP and interest expenses on subordinated debt.The forecast assumes the commencement of operations of the Talasol PV plant in H2 / 2020. The expected revenues, EBITDA and FFO include minority holdings.The company’s share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method.

    As of December 31,  As of December 31,     2017  2018  Current liabilities      Loans and borrowings   € (3,103)   € (5,864)  Debentures   € (4,644)   € (8,758)  Non-current liabilities        Finance lease obligations   € (3,690)   € -  Long-term loans   € (42,091)   € (60,228)  Debentures   € (52,987)   € (42,585)  Financial Debt (A)   € (106,515)   € (117,435)  Less:        Cash and cash equivalents   € 23,962    € 36,882   Marketable Securities   € 2,162    € 2,132   Financial Debt, net (B)   € (80,391)   € (78,421)          Total equity (C)   € (77,500)   € (76,957)  Financial Debt (A)   € (106,515)   € (117,435)  CAP (D)   € (184,015)   € (194,392)          Financial Debt to CAP (A/D)  58%  60%  Financial Debt, net to CAP (B/D)  44%  40%  Appendix B – Leverage Ratios  The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.   Use of NON-IFRS Financial Measures  Calculation of Leverage Ratios (in € thousands)